Agreement to Escrow and Distribute Forfeiture Funds

This Agreement to Escrow and Distribute Forfeiture Funds (the "Agreement") between the State of New York ("the State") and the District Attorney of New York County ("DANY") governs the distribution of monies forfeited to DANY pursuant to the plea agreement ("the Plea Agreement") between DANY and BNP Paribas SA ("BNP") dated June 30, 2014 and BNP's entry of a guilty plea (the "Plea") in New York County Supreme Court in the matter of People v. BNP Paribas, SA. This agreement in no way modifies the terms of the Plea Agreement.

The Plea shall be entered into on June 30, 2014, pursuant to which the sum of $2,243,400,000.00 ("the Proceeds") shall be paid by BNP into an Escrow Account established and registered with the New York City Department of Finance.

The Proceeds of such Escrow Account may be paid out only under the following terms:

(A)   Upon the written approval of the Governor of the State of New York and the District Attorney of New York County the Proceeds shall be distributed in accordance with Civil Practice Law and Rules Article 13-A, Section 1349, as follows, with all distributions to be made simultaneously and at the earliest date permitted by law, with all interest to be paid ratably, and costs to be shared ratably:

Victim Amount to the State	$ 1,050,000,000
DANY	$ 448,680,000
State Special Revenue Fund State Finance L. § 97-w	$ 297,888,000
New York City	$ 446,832,000; or

(B)   Any legislation enacted after June 30, 2014 that purports to effect the distribution of the Proceeds shall have no effect upon the distribution of such proceeds without the written approval of the Governor of the State of New York and the District Attorney of New York County.

This Agreement shall be governed and construed in accordance with the laws of the State of New York and all disputes arising hereunder shall be adjudicated in a New York State court.

 Signed this date:

The State of New York

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 By:

Signed this date:

The District Attorney of New York County

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By: